EXHIBIT 99.1

Electra Commences Early Works to Support Restart of North America’s Only Cobalt Refinery

TORONTO, June 19, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces the launch of an early works program at its cobalt refinery north of Toronto, reaffirming the Company’s commitment to onshoring North America’s critical minerals processing and building a resilient, domestic battery materials supply chain.

The early works program encompasses targeted site-level activities designed to prepare for the restart of full-scale construction. The initiative reflects growing momentum around the project, supported by strategic funding from both the U.S. and Canadian governments. The work, budgeted at approximately C$750,000, is particularly focused on advancing the solvent extraction facility.

“The early works program represents a critical step in transitioning the refinery site back to construction mode,” said Mark Trevisiol, Vice President, Projects at Electra. “By focusing on key infrastructure, particularly in the SX area, we are ensuring the site is ready for a seamless ramp-up as soon as full funding is in place.”

Work scheduled over the summer will focus on advancing high-priority activities in the solvent extraction (SX) area, which is a key component of Electra’s hydrometallurgical refining circuit. Crews will relocate and install SX processing equipment previously delivered to site, pour reinforced concrete bases for the SX tanks, and complete structural roofing work on the SX building. In parallel, tender preparation and engineering support activities will proceed to facilitate the transition to full construction. These works follow a C$200,000 investment earlier this year into the septic, power and lighting systems, as well as the recent delivery and placement of the site’s prefabricated electrical house, all further enhancing construction readiness.

“This project reflects our disciplined approach to advancing the refinery project,” said Electra CFO, Marty Rendall. “The early works program enables us to build critical infrastructure and maintain project momentum while we work to finalize the remaining elements of our funding package.”

The early works initiative is partially supported by a US$20 million award from the U.S. Department of Defense under the Defense Production Act, announced in August 2024. This funding underscores the strategic role of Electra’s refinery in strengthening domestic industrial capacity and securing North America’s critical minerals supply chain. The project has also received support from Canada’s Strategic Innovation Fund.

“Our early works program is a clear signal: Electra is not standing still,” said Trent Mell, CEO of Electra. “The early works program lays the physical and operational groundwork to accelerate into full construction. We are confident in our project and its strategic importance. Preparing for the final leg of construction is a reaffirmation of our commitment to delivering North America’s only battery-grade cobalt refinery.”

Electra’s refinery is the only project in North America designed to produce battery-grade cobalt sulfate at scale. By integrating advanced hydrometallurgical processing and pursuing low-carbon production pathways, Electra is redefining how critical minerals are refined, offering a cleaner, traceable alternative to overseas supply chains.

Following a temporary pause in construction in 2023, Electra has continued to make strategic progress toward completing the remaining financing needed to bring the cobalt sulfate refinery into full commercial operation. With foundational funding already secured, including significant contributions from both the U.S. and Canadian governments, the Company is actively advancing complementary funding initiatives to support project completion. Backed by strong government endorsements and the refinery already significantly advanced, Electra expects it will be able to finalize the balance of the financing required to move the refinery into production.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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